As filed with the Securities and Exchange Commission on October 14, 2003

                                                  Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                                   Hanson PLC
              (previously known as "Hanson Building Materials PLC")
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                  ------------

                                     England
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                     Hanson Building Materials America, Inc.
                         Monmouth Shares Corporate Park
                               1333 Campus Parkway
                            Neptune, New Jersey 07753
                         Attention: Michael J. Donohaue
                               Phone: 732-919-9777
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                          -----------------------------

                                   Copies to:

       Corey R. Chivers, Esq.                      Herman H. Raspe, Esq.
     Weil, Gotshal & Manges LLP             Patterson, Belknap, Webb & Tyler LLP
          767 Fifth Avenue                      1133 Avenue of the Americas
      New York, New York 10153                    New York, New York 10036

                          -----------------------------

It is proposed that this filing become effective under Rule 466:

                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          -----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                               Proposed Maximum      Proposed Maximum
        Title of Each Class of             Amount to be         Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered             Per Unit*             Price**          Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each            500,000,000             $5.00            $25,000,000.00          $2,022.50
representing  five (5) ordinary
shares, nominal value (pound)3.00 per
share, of Hanson PLC (previously
known as "Hanson Building Materials
PLC")
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
1.   Name of Depositary and address of its principal executive   Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities      Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
            one American Depositary Share

     (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
            securities                                           and (17).

     (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

     (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
            soliciting material                                  Reverse of Receipt - Paragraph (16).

     (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                 and (16).

     (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
            dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

     (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
            agreement                                            provision for extensions).

     (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
            transfer books of the Depositary and the list of
            holders of Receipts

     (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
            the underlying securities                            (7), (9) and (10).

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
     (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                 Reverse of Receipt - Paragraphs (19) and (20).

     (xi)   Fees and charges which may be imposed directly or    Face of Receipt - Paragraph (10).
            indirectly on holders of Receipts

Item 2.     AVAILABLE INFORMATION                                Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal office of the depositary.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Hanson PLC (previously known as "Hanson Building Materials PLC" and hereinafter, the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule becomes effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the form of Deposit Agreement, by and among Hanson PLC (previously known as "Hanson Building Materials PLC"), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14 day of October, 2003.

                                    Legal entity created by the Deposit
                                    Agreement under which the American
                                    Depositary Receipts evidencing American
                                    Depositary Shares registered hereunder are issued, each American Depositary Share representing five (5) ordinary shares, par value (pound)3.00 per share, of Hanson PLC (previously known as "Hanson Building Materials PLC").

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Mancini
                                        ----------------------------------------
                                        Name:  Susanna Mancini
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Hanson PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on October 14, 2003.

                                    HANSON PLC (previously known as
                                    "Hanson Building Materials PLC")


                                    By: /s/ Graham Dransfield
                                        ----------------------------------------
                                        Name:  Graham Dransfield
                                        Title: Executive Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Graham Dransfield to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 14, 2003.

Signature                                                      Title
---------                                                      -----
/s/ Alan J. Murray                                             Director and Chief Executive (Principal Executive Officer)
-------------------------------------------
Alan J. Murray


/s/ Jonathan C. Nicholls                                       Director and Finance Director (Principal Financial and
-------------------------------------------                    Accounting Officer)
Jonathan C. Nicholls


/s/ Graham Dransfield                                          Director and Legal Director
-------------------------------------------
Graham Dransfield


/s/ Christopher D. Collins                                     Director and Chairman
-------------------------------------------
Christopher D. Collins


/s/ Simon L. Keswick                                           Director
-------------------------------------------
Simon L. Keswick


/s/ The Rt. Hon. Lord Baker of Dorking CH                      Director
-------------------------------------------
The Rt. Hon. Lord Baker of Dorking CH


                                                               Director
-------------------------------------------
W. Frank Blount

Signature                                                      Title
---------                                                      -----
                                                               Director
-------------------------------------------
The Baroness Noakes DBE


/s/ Michael J. Donahue                                         Authorized Representative in the U.S.
-------------------------------------------
Michael J. Donahue

                                Index to Exhibits

                                                                Sequentially
Exhibit          Document                                       Numbered Page
-------          --------                                       -------------

(a)              Form of Deposit Agreement

(d)              Opinion of counsel to the Depositary